United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

XX

COMPANY - VALE S.A. SYNTHETIC MAP B3 AND BRADESCO + DIRECT VOTES (NOT PROCESSED FOR POSSIBLE CONFLICTS) TYPE OF MEETING DATE OF MEETING ONLINE START DATE RESOLUTION NUMBER ANNUAL GENERAL MEETING 04/30/2019 03/31/2019 TYPE OF DELIBERATION 1 SIMPLE RESOLUTION 1 SIMPLE RESOLUTION 1 SIMPLE RESOLUTION 2 SIMPLE RESOLUTION 2 SIMPLE RESOLUTION 27 SIMPLE RESOLUTION 27 SIMPLE RESOLUTION 27 SIMPLE RESOLUTION 28 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 28 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 28 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 29 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 29 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 29 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 30 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 30 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 30 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 31 ELECTION OF THE BOARD OF DIRECTORS BY SINGLE GROUP OF CANDIDATES 32 ELECTION OF THE BOARD OF DIRECTORS BY CANDIDATE 32 ELECTION OF THE BOARD OF DIRECTORS BY CANDIDATE 32 ELECTION OF THE BOARD OF DIRECTORS BY CANDIDATE 33 ELECTION OF THE BOARD OF DIRECTORS BY CANDIDATE 33 ELECTION OF THE BOARD OF DIRECTORS BY CANDIDATE 33 ELECTION OF THE BOARD OF DIRECTORS BY CANDIDATE 34 ELECTION OF THE BOARD OF DIRECTORS BY CANDIDATE 35 SIMPLE RESOLUTION 35 SIMPLE RESOLUTION 35 SIMPLE RESOLUTION 36 SIMPLE RESOLUTION 36 SIMPLE RESOLUTION 36 SIMPLE RESOLUTION 37 ELECTION OF THE FISCAL BOARD BY SINGLE GROUP OF CANDIDATES 37 ELECTION OF THE FISCAL BOARD BY SINGLE GROUP OF CANDIDATES 37 ELECTION OF THE FISCAL BOARD BY SINGLE GROUP OF CANDIDATES 38 ELECTION OF THE FISCAL BOARD BY SINGLE GROUP OF CANDIDATES 38 ELECTION OF THE FISCAL BOARD BY SINGLE GROUP OF CANDIDATES 38 ELECTION OF THE FISCAL BOARD BY SINGLE GROUP OF CANDIDATES 39 SEPARATE ELECTION OF THE FISCAL COUNCIL - COMMON SHARES 39 SEPARATE ELECTION OF THE FISCAL COUNCIL - COMMON SHARES 39 SEPARATE ELECTION OF THE FISCAL COUNCIL - COMMON SHARES 40 SIMPLE RESOLUTION 40 SIMPLE RESOLUTION 40 SIMPLE RESOLUTION TIME OF MEETING ONLINE END DATE SITUATION ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE 10:00:00 04/24/2019 VOTE APROOVE REJECT ABSTAIN APROOVE ABSTAIN APROOVE REJECT ABSTAIN APROOVE REJECT ABSTAIN YES NO ABSTAIN YES NO ABSTAIN N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A APROOVE REJECT ABSTAIN YES NO ABSTAIN N/A APROOVE REJECT ABSTAIN APROOVE REJECT ABSTAIN APROOVE REJECT ABSTAIN YES NO ABSTAIN APROOVE REJECT ABSTAIN APROOVE REJECT ABSTAIN SLATE CODE SLATE NAME CANDIDATE NAME OF CANDIDATE TOTAL QNTY 185169803 72166752 203844360 420115916 41064999 370658865 12600037 77922013 193171933 209994365 58014617 29620994 381510131 50049790 29998786 2414483 428767646 2498886 2498886 2498886 3760177 2498886 2498886 2498886 2498886 2498886 2498886 3652077 2498886 36907009 27613048 396660858 191412075 19872404 249896436 211284479 7139829 64139860 389901226 2400106 61510741 397270068 32968311 52249517 375963087 30122520 380900505 50157890 362992600 27504948 70683367 334591089 70701921 55887905 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 N/D 1 N/D 1 N/D 12 Clarissa de Araújo Lins / VACANT 8 Eduardo de Oliveira Rodrigues Filho / VACANT 7 Fernando Jorge Buso Gomes / Johan Albino Ribeiro 11 Isabella Saboya de Albuquerque / Adriano Cives Seabra 9 José Luciano Duarte Penido / VACANT 3 José Maurício Pereira Coelho / Arthur Prado Silva 2 Marcel Juviniano Barros / Marcia Fragoso Soares 4 Marcelo Augusto Dutra Labuto / Ivan Luiz Modesto Schara 1 Marcio Hamilton Ferreira / Gilmar Dalilo Cezar Wanderley 5 Oscar Augusto de Camargo Filho / Yoshitomo Nishimitsu 10 Sandra Maria Guerra de Azevedo / VACANT 6 Toshiya Asahi / Hugo Serrado Stoffel 1 Patricia Gracindo Marques de Assis Bentes / Marcelo Gasparino da Silva 1 Patricia Gracindo Marques de Assis Bentes / Marcelo Gasparino da Silva 1 Patricia Gracindo Marques de Assis Bentes / Marcelo Gasparino da Silva 1 N/D 1 Patricia Gracindo Marques de Assis Bentes / Marcelo Gasparino da Silva 1 Chapa 1 1 Chapa 1 1 Chapa 1 1 N/D 1 N/D 1 N/D 1 Raphael Manhães Martins / Gaspar Carreira Júnior 1 Raphael Manhães Martins / Gaspar Carreira Júnior 1 Raphael Manhães Martins / Gaspar Carreira Júnior

COMPANY - VALE S.A. SYNTHETIC MAP B3 AND BRADESCO + DIRECT VOTES (NOT PROCESSED FOR POSSIBLE CONFLICTS) TYPE OF MEETING DATE OF MEETING ONLINE START DATE RESOLUTION NUMBER EXTRAORDINARY SHAREHOLDER MEETING 04/30/2019 03/31/2019 TYPE OF RESULTION 1 SIMPLE RESOLUTION 1 SIMPLE RESOLUTION 1 SIMPLE RESOLUTION TIME OF MEETING ONLINE END DATE SITUATION ACTIVE ACTIVE ACTIVE 10:00:00 04/24/2019 VOTE APPROVE REJECT ABSTAIN TOTAL QUANTITY 541506863 2642284 16712691

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 29th, 2019		Director of Investor Relations